                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934*
                                (Amendment No. 1)
                       TELEPORT COMMUNICATIONS GROUP INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   879463 107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

       Stanley Wang            Stephen M. Brett, Esq.        Andrew A. Merdek
    Comcast Corporation      Tele-Communications, Inc.  Cox Communications, Inc.
    1500 Market Street            5619 DTC Parkway       1400 Lake Hearn Dr., NE
Philadelphia, PA 19102-2148     Englewood, CO 80111         Atlanta, GA 30319
      (215) 665-1700               (303) 267-5500             (404) 843-5564

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 January 8, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 879463 107

         (1)      Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  Tele-Communications, Inc.
                  84-1260157

         (2)      Check the Appropriate Box if a Member of a Group
                                                                                        (a)      [ ]
                                                                                        (b)      [x]
         (3)      SEC Use Only
         (4)      Source of Funds

                  00
         (5)      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                   [ ]
         (6)      Citizenship or Place of Organization

                  Delaware

     Number of        (7)      Sole Voting Power                   None; see Items 3 and 5(a)
    Shares Bene-
      ficially
      Owned by
    Each Reporting
    Person With:
                      (8)      Shared Voting Power                 113,489,040 - Class B; 1,011,528 - Class A; see Items 3
                                                                   and 5(a), and 6

                      (9)      Sole Dispositive Power              None; see Items 3 and 5(a)

                      (10)     Shared Dispositive Power            113,489,040 - Class B; 1,011,528 - Class A; see Items 3
                                                                   and 5(a)

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                  113,489,040 - Class B; 1,011,528 - Class A; see Items 3 and 5(a)

         (12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares                                     [ ]

         (13)     Percent of Class Represented by Amount in Row (11)

                           65.5%; see Items 3 and 5(a). Because each share of Class A Common Stock is entitled to one vote per share while each share of Class B Common Stock is entitled to ten votes per share, the Filing Persons may be deemed to beneficially own shares representing approximately 94.9% of the aggregate voting power of the outstanding common stock of the Issuer.

         (14)     Type of Reporting Person (See Instructions)

                           CO

CUSIP No. 879463 107


         (1)      Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  Comcast Corporation

         (2)      Check the Appropriate Box if a Member of a Group
                                                                                        (a)      [ ]
                                                                                        (b)      [x]
         (3)      SEC Use Only

         (4)      Source of Funds

                  00

         (5)      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                   [ ]

         (6)      Citizenship or Place of Organization

                  Pennsylvania

     Number of        (7)      Sole Voting Power                   None; see Items 3 and 5(a)
    Shares Bene-
      ficially
      Owned by
    Each Reporting
    Person With:
                      (8)      Shared Voting Power                 113,489,040 - Class B; 1,011,528 - Class A; see Items 3
                                                                   and 5(a), and 6

                      (9)      Sole Dispositive Power              None; see Items 3 and 5(a)

                      (10)     Shared Dispositive Power            113,489,040 - Class B; see Items 3 and 5(a)

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                  113,489,040 - Class B; 1,011,528 - Class A; see Items 3 and 5(a)

         (12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares                                     [ ]

         (13)     Percent of Class Represented by Amount in Row (11)

                           65.5%; see Items 3 and 5(a). Because each share of Class A Common Stock is entitled to one vote per share while each share of Class B Common Stock is entitled to ten votes per share, the Filing Persons may be deemed to beneficially own shares representing approximately 94.9% of the aggregate voting power of the outstanding common stock of the Issuer.

         (14)     Type of Reporting Person (See Instructions)

                           CO

CUSIP No. 879463 107


         (1)      Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  Cox Teleport Partners, Inc.

         (2)      Check the Appropriate Box if a Member of a Group
                                                                                        (a)      [ ]
                                                                                        (b)      [x]
         (3)      SEC Use Only

         (4)      Source of Funds

                  00

         (5)      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                   [ ]

         (6)      Citizenship or Place of Organization

                  Delaware

     Number of        (7)      Sole Voting Power                   None; see Items 3 and 5(a)
    Shares Bene-
      ficially
      Owned by
    Each Reporting
    Person With:
                      (8)      Shared Voting Power                 113,489,040 - Class B; 1,011,528 - Class A; see Items 3
                                                                   and 5(a), and 6

                      (9)      Sole Dispositive Power              None; see Items 3 and 5(a)

                      (10)     Shared Dispositive Power            113,489,040 - Class B; see Items 3 and 5(a)

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                  113,489,040 - Class B; 1,011,528 - Class A; see Items 3 and 5(a)

         (12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares                                       [x]

         (13)     Percent of Class Represented by Amount in Row (11)

                           65.5%; see Items 3 and 5(a). Because each share of Class A Common Stock is entitled to one vote per share while each share of Class B Common Stock is entitled to ten votes per share, the Filing Persons may be deemed to beneficially own shares representing approximately 94.9% of the aggregate voting power of the outstanding common stock of the Issuer.

         (14)     Type of Reporting Person (See Instructions)

                           CO

CUSIP No. 879463 107


         (1)      Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  Cox Communications, Inc.

         (2)      Check the Appropriate Box if a Member of a Group
                                                                                        (a)      [ ]
                                                                                        (b)      [x]
         (3)      SEC Use Only

         (4)      Source of Funds

                  00

         (5)      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                   [ ]

         (6)      Citizenship or Place of Organization

                  Delaware

     Number of        (7)      Sole Voting Power                   None; see Items 3 and 5(a)
    Shares Bene-
      ficially
      Owned by
    Each Reporting
    Person With:
                      (8)      Shared Voting Power                 113,489,040 - Class B; 1,011,528 - Class A; see Items 3
                                                                   and 5(a), and 6

                      (9)      Sole Dispositive Power              None; see Items 3 and 5(a)

                      (10)     Shared Dispositive Power            113,489,040 - Class B; see Items 3 and 5(a)

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                  113,489,040 - Class B; 1,011,528 - Class A; see Items 3 and 5(a)

         (12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares                                     [ ]

         (13)     Percent of Class Represented by Amount in Row (11)

                           65.5%; see Items 3 and 5(a). Because each share of Class A Common Stock is entitled to one vote per share while each share of Class B Common Stock is entitled to ten votes per share, the Filing Persons may be deemed to beneficially own shares representing approximately 94.9% of the aggregate voting power of the outstanding common stock of the Issuer.

         (14)     Type of Reporting Person (See Instructions)

                           CO

CUSIP No. 879463 107


         (1)      Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  Cox Holdings, Inc.

         (2)      Check the Appropriate Box if a Member of a Group
                                                                                        (a)      [ ]
                                                                                        (b)      [x]

         (3)      SEC Use Only

         (4)      Source of Funds

                  00

         (5)      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                   [ ]

         (6)      Citizenship or Place of Organization

                  Delaware

     Number of        (7)      Sole Voting Power                   None; see Items 3 and 5(a)
    Shares Bene-
      ficially
      Owned by
    Each Reporting
    Person With:

                      (8)      Shared Voting Power                 113,489,040 - Class B; 1,011,528 - Class A; see Items 3
                                                                   and 5(a), and 6

                      (9)      Sole Dispositive Power              None; see Items 3 and 5(a)

                      (10)     Shared Dispositive Power            113,489,040 - Class B; see Items 3 and 5(a)

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                  113,489,040 - Class B; 1,011,528 - Class A; see Items 3 and 5(a)

         (12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares                                     [ ]

         (13)     Percent of Class Represented by Amount in Row (11)

                           65.5%; see Items 3 and 5(a). Because each share of Class A Common Stock is entitled to one vote per share while each share of Class B Common Stock is entitled to ten votes per share, the Filing Persons may be deemed to beneficially own shares representing approximately 94.9% of the aggregate voting power of the outstanding common stock of the Issuer.

         (14)     Type of Reporting Person (See Instructions)

                           CO

CUSIP No. 879463 107


         (1)      Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  Cox Investment Company, Inc.

         (2)      Check the Appropriate Box if a Member of a Group
                                                                                        (a)      [ ]
                                                                                        (b)      [x]
         (3)      SEC Use Only

         (4)      Source of Funds

                  00

         (5)      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                   [ ]

         (6)      Citizenship or Place of Organization

                  Delaware

     Number of        (7)      Sole Voting Power                   None; see Items 3 and 5(a)
    Shares Bene-
      ficially
      Owned by
    Each Reporting
    Person With:
                      (8)      Shared Voting Power                 113,489,040 - Class B; 1,011,528 - Class A; see Items 3
                                                                   and 5(a), and 6

                      (9)      Sole Dispositive Power              None; see Items 3 and 5(a)

                      (10)     Shared Dispositive Power            113,489,040 - Class B; see Items 3 and 5(a)

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                  113,489,040 - Class B; 1,011,528 - Class A; see Items 3 and 5(a)

         (12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares                                       [x]

         (13)     Percent of Class Represented by Amount in Row (11)

                           65.5%; see Items 3 and 5(a). Because each share of Class A Common Stock is entitled to one vote per share while each share of Class B Common Stock is entitled to ten votes per share, the Filing Persons may be deemed to beneficially own shares representing approximately 94.9% of the aggregate voting power of the outstanding common stock of the Issuer.

         (14)     Type of Reporting Person (See Instructions)

                           CO

CUSIP No. 879463 107


         (1)      Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  Cox Enterprises, Inc.

         (2)      Check the Appropriate Box if a Member of a Group
                                                                                        (a)      [ ]
                                                                                        (b)      [x]
         (3)      SEC Use Only

         (4)      Source of Funds

                  00

         (5)      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                   [ ]

         (6)      Citizenship or Place of Organization

                  Delaware

     Number of        (7)      Sole Voting Power                   None; see Items 3 and 5(a)
    Shares Bene-
      ficially
      Owned by
    Each Reporting
    Person With:
                      (8)      Shared Voting Power                 113,489,040 - Class B; 1,011,528 - Class A; see Items 3
                                                                   and 5(a), and 6

                      (9)      Sole Dispositive Power              None; see Items 3 and 5(a)

                     (10)     Shared Dispositive Power             113,489,040 - Class B; see Items 3 and 5(a)

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                  113,489,040 - Class B; 1,011,528 - Class A; see Items 3 and 5(a)

         (12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares                                       [x]

         (13)     Percent of Class Represented by Amount in Row (11)

                           65.5%; see Items 3 and 5(a). Because each share of Class A Common Stock is entitled to one vote per share while each share of Class B Common Stock is entitled to ten votes per share, the Filing Persons may be deemed to beneficially own shares representing approximately 94.9% of the aggregate voting power of the outstanding common stock of the Issuer.

         (14)     Type of Reporting Person (See Instructions)

                           CO

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 1)

                                  Statement Of

             TELE-COMMUNICATIONS, INC., COMCAST CORPORATION, AND COX
                              COMMUNICATIONS, INC.

                        Pursuant to Section 13(d) of the
                         Securities Exchange Act of 1934

                                  in respect of

                       TELEPORT COMMUNICATIONS GROUP INC.


                  The Filing Persons hereby amend and supplement their Report on
Schedule 13D, as originally filed on July 17, 1996 (as amended to date, the "Report"), with respect to the Class A Common Stock, par value $.01 per share ("Class A Common Stock"), of Teleport Communications Group Inc., a Delaware corporation (the "Issuer"). Such Report has been separately amended by Comcast on December 23, 1996, May 15, 1997, and October 27, 1997. Unless otherwise indicated, capitalized terms used but not defined herein shall have the meanings given to such terms in the Report.

                  The summary descriptions contained in this Report of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents filed as Exhibits hereto which agreements and documents are hereby incorporated herein by reference.

ITEM 2.           IDENTITY AND BACKGROUND

                  Item 2 of the Report is hereby amended and supplemented by adding the following information thereto:

                  The Filing Persons no longer include Continental or any of its affiliates. The remaining Filing Persons believe that Continental sold all of its remaining shares of common stock of the Issuer on or about November 6, 1997 in a registered public offering, and as a result the remaining Filing Persons no longer share beneficial ownership of any shares of Class A Common Stock with Continental or any of its affiliates. Revised information concerning the directors and executive officers of TCI, Cox Teleport, Cox, CHI, CICI, and CEI is attached as Exhibit 99.4.

ITEM 4.           PURPOSE OF TRANSACTION

                  Item 4 of the Report is hereby amended and supplemented by adding the following information thereto:

                  The information set forth in Item 6 below is incorporated by reference in this Item 4.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  Item 5 of the Report is hereby amended and supplemented by adding the following information thereto:

                  The information set forth in Item 6 below is incorporated by reference in this Item 5.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

                  Item 6 of the Report is hereby amended and supplemented by adding the following information thereto:

                  In connection with the execution of the Agreement and Plan of Merger (the "Merger Agreement"), dated as of January 8, 1998, among AT&T Corp. ("AT&T"), TA Merger Corp. and the Issuer providing for the Merger of the Issuer with a subsidiary of AT&T (the "Merger"), TCI, Comcast and Cox (and certain of their respective affiliates) (the "Cable Stockholders") and AT&T entered into a Voting Agreement, (the "Voting Agreement"), dated as of January 8, 1998, pursuant to which each of the Cable Stockholders has agreed to vote or cause to be voted all shares of Class B Common Stock and Class A Common Stock owned by it in favor of the approval and adoption of the Merger Agreement, the Merger, and certain related actions, including voting against any actions that would result in a breach of the Merger Agreement by the Issuer and against certain Competing Transactions (as defined in the Voting Agreement). In addition, pursuant to the Voting Agreement, each of the Cable Stockholders has agreed not to sell, transfer, or otherwise dispose of its Shares of Class A Common Stock except pursuant to the Merger, Section 3(b) of the Voting Agreement (providing for the conversion of shares of Class B Common Stock to Class A Common Stock by the Cable Stockholders in certain circumstances), or with the consent of AT&T. In connection with the execution and delivery of the Merger Agreement and the Voting Agreement, each Cable Stockholder executed and delivered a written consent consenting to, approving and adopting the Merger Agreement. As a result, subject to certain exceptions, no further vote of the stockholders of the Issuer will be required for the consummation of the Merger.

                  In connection with execution of the Voting Agreement, AT&T and the Cable Stockholders also entered into a Registration Rights Agreement, dated as of January 8, 1998, relating to the shares of AT&T common stock to be acquired by the Cable Stockholders in the Merger.

                  The Voting Agreement also provides that AT&T will not agree to the inclusion, in any authorization required in connection with the Merger, of any restriction on the Cable Stockholders' exercise and enjoyment of full rights of ownership of the AT&T common stock to be acquired by them in the Merger, any material modification of any license, franchise, or permit held by such Cable Stockholder or any of its affiliates, the imposition of any requirement relating to the divesture or rearrangement of the composition of any material assets of such Cable Stockholder or any of its affiliates, any material limitation on such Cable Stockholder's or any of its affiliate's freedom of action with respect to future acquisitions of assets or with respect to any existing or future business activities or relationships or the enjoyment by such Cable Stockholder or any of its affiliates of the full rights of ownership, possession and use of any material asset now owned or hereafter acquired by such Cable Stockholder or any of its affiliates (including the AT&T common stock to be acquired by such Cable Stockholder in the Merger), or any other material restrictions, limitations, requirements, or conditions which are reasonably likely to be burdensome on such Cable

Stockholder or its affiliates (any of the foregoing, a "Prohibited Effect"), in the case of any of the foregoing that is unacceptable to such Cable Stockholder in its reasonable judgment. The Voting Agreement provides that no Cable Stockholder shall be required to consent to any Prohibited Effect that it finds unacceptable in its reasonable judgment.

                  The Merger Agreement provides that, without the further approval of the stockholders of the Issuer, AT&T and the Issuer will not (i) amend the Merger Agreement in a manner that would alter or change any of the terms and conditions of the Merger Agreement if such alteration or change would adversely affect the stockholders of the Issuer; (ii) waive any condition to the Merger if such waiver would materially adversely affect the stockholders of the Issuer; or (iii) consummate the Merger after a time at which the Issuer would be entitled to terminate the Merger Agreement pursuant to Section 9.2(a). All stockholders of the Issuer are third party beneficiaries of the foregoing provision.

                  The summary descriptions of certain provisions of the Voting Agreement and the Merger Agreement contained herein are qualified in their entirety by reference to the complete texts of such agreements, which agreements have been filed as Exhibits hereto and incorporated herein by reference.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  Item 7 of the Report is hereby amended and supplemented by adding the following information thereto:

                  The following documents are filed as exhibits to this statement:

                  Exhibit 99.4: Amended information regarding executive officers & directors of the Filing Persons and certain entities controlling the Filing Persons

                  Exhibit 99.5: Voting Agreement among Tele-Communications, Inc., Comcast Corporation, Cox Communications, Inc., and AT&T Corp., dated January 8, 1998

                  Exhibit 99.6: Agreement and Plan of Merger among AT&T Corp., TA Merger Corp. and Teleport Communications Group Inc., dated January 8, 1998

                                    SIGNATURE



         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Dated: January 20, 1998



                                        TELE-COMMUNICATIONS, INC.


                                        By:/s/ Bernard W. Schotters
                                           --------------------------------
                                           Name: Bernard W. Schotters
                                           Title: Senior Vice President


                                        COMCAST CORPORATION


                                        By:/s/ Arthur Block
                                           --------------------------------
                                           Name: Arthur Block
                                           Title: Vice President


                                        COX TELEPORT PARTNERS, INC.


                                        By:/s/ Andrew A. Merdek
                                           --------------------------------
                                           Name: Andrew A. Merdek
                                           Title: Secretary


                                        COX COMMUNICATIONS, INC.


                                        By:/s/ Andrew A. Merdek
                                           --------------------------------
                                           Name: Andrew A. Merdek
                                           Title: Secretary


                                        COX HOLDINGS, INC.


                                        By:/s/ Andrew A. Merdek
                                           -------------------------------
                                           Name: Andrew A. Merdek
                                           Title: Secretary

                                        COX INVESTMENT COMPANY, INC.


                                        By:/s/ Andrew A. Merdek
                                           ------------------------------
                                           Name: Andrew A. Merdek
                                           Title: Secretary


                                        COX ENTERPRISES, INC.


                                        By:/s/ Andrew A. Merdek
                                           ------------------------------
                                           Name: Andrew A. Merdek
                                           Title: Secretary

                                EXHIBIT INDEX



                  Exhibit 99.4: Amended information regarding executive officers & directors of the Filing Persons and certain entities controlling the Filing Persons

                  Exhibit 99.5: Voting Agreement among Tele-Communications, Inc., Comcast Corporation, Cox Communications, Inc., and AT&T Corp., dated January 8, 1998

                  Exhibit 99.6: Agreement and Plan of Merger among AT&T Corp., TA Merger Corp. and Teleport Communications Group Inc., dated January 8, 1998